Consent of Independent Auditors


The Board of Directors
QVC, Inc.:

We consent to the incorporation by reference in the registration statements (Nos. 33-41440, 33-63223, 33-54365, 33-25105, 33-56903, 333-08577, and
333-18715) on Form S-8 and (Nos.  33-50785 and 333-06161) on Form S-3 of Comcast
Corporation of our report dated January 30, 1998, with respect to the consolidated balance sheets of QVC, Inc. and subsidiaries as of December 31, 1997 and 1996, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the years in the two year period ended December 31, 1997 and for the eleven-month period ended December 31, 1995 (such consolidated financial statements are not separately presented herein), which report is included as an exhibit to the Form 10-K of Comcast Corporation for the year ended December 31, 1997.




                                                  /s/ KPMG Peat Marwick LLP

Philadelphia, Pennsylvania
February 27, 1998